FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 26, 2003

Commission File Number: 001-13464

Telecom Argentina STET-France Telecom S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina STET-France Telecom S.A.

TABLE OF CONTENTS

Item
1.	Letter to the Buenos Aires Stock Exchange dated June 23, 2003 informing them that the Board of Directors and its controlled Subsidiaries have approved an Ethics and Behavior Code.

FOR IMMEDIATE RELEASE

June 23, 2003

BUENOS AIRES STOCK EXCHANGE

Dear Sirs,

RE:    INFORMATION RELATED TO ART 23. OF LISTING REGULATION

I am writing you as President of Telecom Argentina STET-France Telecom S.A. (“Telecom Argentina” or “the Company”) to inform that the Board of Directors and its controlled subsidiaries Telecom Personal S.A. and Publicom S.A. have approved an Ethics and Behavior Code with the intention to promote the principles of honesty, responsibility and fair treatment that the Board wishes to be the trademark of the Telecom Group.

The Code applies to all the members of the organization (directors, syndics, managers and workers) without exemptions, from whom it is expected the application of the rules in each activity and in the: relations with the others members of the group, shareholders, clients, suppliers, competitors, government officers and the community.

The Code has been published in Telecom’s web page (www.telecom.com.ar) where it can be consulted by any interested party. Moreover, the printed version is available at Alicia Moreau de Justo 50, 13th floor (1107) Buenos Aires, Argentine Republic, for those shareholders that ask for it by mail or E-mail to (pinsussa@ta.telecom.com.ar).

Sincerely,

Amadeo Vasquez

President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina STET-France Telecom S.A.

Date: June 26, 2003	By:	/s/ Christian Chauvin
		Name:	Christian Chauvin
		Title:	Vice-President